EXHIBIT 99

Interim Financial Report for the three months ended June 30, 2004

FIRST QUARTER REPORT

01	Report to Shareholders
03	Management’s Discussion and Analysis
	03	Cautionary Statements Regarding Forward-Looking Information
	03	Business Risks and Uncertainties
	03	Non-GAAP Financial Measures
	03	Overall Performance
	06	Significant Changes in Accounting Policy
	06	Acquisitions, Business Combinations and Divestitures
	06	Results of Operations — First Quarter Fiscal 2005
	10	Selected Quarterly Financial Information (Unaudited)
	10	Liquidity
	11	Capital Resources
	11	Off-Balance Sheet Arrangements
	12	Financial Instruments
	12	Disclosure of Outstanding Share Data
	12	Systems, Procedures and Controls
13	Consolidated Balance Sheets
14	Consolidated Statements of Earnings
14	Consolidated Statements of Retained Earnings
15	Consolidated Statements of Cash Flow
16	Notes to Consolidated Financial Statements
	16	Note 1: Significant Accounting Policies
	17	Note 2: Business Acquisitions and Combinations
	18	Note 3: Discontinued Operations
	18	Note 4: Capital Stock
	19	Note 5: Pensions
	19	Note 6: Supplementary Information
	20	Note 7: Restructuring Costs
	20	Note 8: Operating Segments and Geographic Information

REPORT TO SHAREHOLDERS

FIRST-QUARTER RESULTS

CAE generated net earnings of C$24.3 million or C$0.10 per share for the first quarter of fiscal year 2005, compared to C$13.2 million in the previous year. Earnings benefited from our ability to recognize additional investment tax credits (ITCs) for previous R&D expenditures following the recent conclusion of an audit by the tax authorities for some earlier fiscal years. Revenues of C$262.6 million were up 8% from the year prior.

     Our Civil unit showed the greatest year-over-year improvement, with earnings before interest and taxes up 83% net of the additional ITCs. Training revenue and earnings continue to make a growing contribution to Civil’s results. With the recent announcement of JAL’s order for a Boeing 777 simulator, our full-flight simulator orders for the year stand at five or 83% of the competed market share.

     Civil’s performance tracks the trend in commercial aerospace generally. The recovery is evident but uneven — led by Asia and the Middle East. The industry has, at long last, returned to pre-9/11 traffic levels but price pressures persist, depressing yields and making imperative continuous cost control and reduction.

     Military’s first-quarter revenues increased 4% to C$103.6 million but earnings declined despite the ITC benefit. We expect to return to double-digit margins and to make up for the loss of the CF-18 contract over the balance of the year. Military can only do that, however, by executing programs on schedule and on budget. Also, we anticipate another impressive year of more than $500.0 million in orders.

     In contrast to Military, Marine’s revenues for the quarter were down slightly from last year but earnings increased year-over-year even without the tax credit benefits. During the quarter, Marine was selected to provide the U.S. Navy with controls for a new fleet of Littoral (or coastal water) combat ships, giving the unit a role in all four of the U.S. Navy’s major surface ship programs. Marine’s commercial sister, Valmarine (in Norway), was selected to provide automation controls for the Ultra Voyager, the world’s largest passenger ship.

     In recent weeks, all three business units have recorded important and, in many cases, strategic milestones.

     The most exciting development was the news last month that a CAE-led consortium has been selected as the preferred bidder for the U.K.’s Armoured Vehicle Training Service (AVTS) program. Valued at C$2.4 billion over thirty years, this completes a hat trick of sorts for CAE, as we will be providing equipment and training for Britain’s air, sea and now land forces for many years to come. In a very real way, the AVTS program marks the completion of our strategic transformation into a world-class provider of training services.

     Our Civil unit recently signed a contract making CAE the exclusive provider of initial or “entitlement” training for Dassault’s new business jet — the Falcon 7X. This is a breakthrough agreement for CAE with a business jet manufacturer. Along with our long-term training contract with easyJet, it will provide the nucleus for a new U.K. training centre in 2006 and a future CAE training centre in the Northeast U.S.

     Subsequent to the end of the first quarter, our Marine unit added more than C$200.0 million to the value of its Astute submarine training program in the U.K. through a substantial change order and additional equipment sub-contract.

     Our backlog stood at a record C$3.1 billion as at June 30, 2004. However, if one should take into account the coming work that is not yet counted in the backlog (including the above-noted transactions), this record backlog would double! With this large and growing volume of work ahead of us and much of the heavy lifting in building our global training network behind us, CAE is well-positioned for profitable growth into the future.

     This will be my last letter to shareholders as CAE’s CEO.

     When I look back on my five years as CEO, I believe we have fulfilled our commitment to transform the Company. It has not always been “smooth sailing” or “blue skies” — it was our challenge to transform the Company amidst great turbulence. Nonetheless, we have adapted and adjusted to the challenges of sudden and unexpected change. And we have remained profitable throughout the transformation and the turbulence, during a time when many industry participants have measured progress in the smaller size of their losses.

     I would like to thank each and every employee, and particularly our senior management team, for their support, their perseverance in the face of adversity and for their unstinting commitment to CAE.

     It has been a privilege to lead this genuine Canadian jewel of a company.

     It is also my pleasure to welcome Bob Brown as my successor. I am confident the future of the company is in safe, sound and experienced hands. I also firmly believe that the focus and balance we have put in place, the commitment and skill of our people and Bob Brown’s experienced leadership will combine to deliver the return on investment that shareholders deserve.

D.H. Burney
President and Chief Executive Officer

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 10, 2004
Three months ending June 30, 2004

For purposes of this discussion, “CAE” or the “Company” refers to CAE Inc. and its subsidiaries.

     This Management’s Discussion and Analysis (“MD&A”) contains commentary from CAE management regarding strategy, operating results, and financial condition. Management is responsible for its accuracy, integrity and objectivity, and has developed, maintains and supports the necessary systems and controls to provide reasonable assurance as to the comments contained therein.

     CAE’s common shares are listed on the Toronto and New York stock exchanges. Except as otherwise indicated, all financial information related herein is determined in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). All dollars amounts referred to herein are Canadian dollars unless otherwise specified.

     This MD&A for the first quarter of fiscal 2005, current as of August 10, 2004, focuses on the core businesses of CAE Inc. (CAE): Civil Simulation and Training (Civil), Military Simulation and Training (Military) and Marine Controls (Marine). The MD&A, which includes a review of the operations of each business segment and the financial condition of CAE, is intended to assist in the understanding and assessment of significant trends, risks and uncertainties related to the results of operations for each business segment and should be read in conjunction with the unaudited financial statements contained on pages 13 to 21, as well as with the MD&A and the Audited Consolidated Financial Statements and Notes included in CAE’s annual report for the year ended March 31, 2004. Additional information relating to the Company, including its Annual Information Form (“AIF”) is available on-line at www.sedar.com, as well as at the Company’s website at www.cae.com.

     Unless otherwise mentioned in this MD&A, the Outlooks, the Business Profile and Strategy and CAE’s accounting policies and estimates provided in CAE’s annual MD&A, included in its annual report for the year ended March 31, 2004, remain unchanged.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains forward-looking statements with respect to CAE and the operations of each business segment based on assumptions, which CAE considered reasonable at the time they were prepared. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. CAE cautions the reader that the assumptions regarding future events, many of which are beyond the control of CAE, may ultimately prove to be incorrect.

BUSINESS RISKS AND UNCERTAINTIES

As described in the Business Risk and Uncertainties section included in CAE’s annual report for the year ended March 31, 2004, numerous factors could cause our results to differ materially from those in the forward-looking statements, including, amongst other factors: the purchase and timing of delivery of new aircraft and vessels by and to civil, military and marine customers; reduced defense spending by governments; rising costs, especially in connection with fixed-price contracts; the effectiveness of our research and development program and our ability to develop new products and features in a timely manner; a lack of success in bidding for competed contracts; changes in regulatory requirements; difficulties in executing our business strategy; foreign currency fluctuations; and general political, economic and financial conditions in the markets in which CAE operates.

NON-GAAP FINANCIAL MEASURES

Free cash flow (net cash provided by continuing operating activities less capital expenditures and dividends paid) does not have any standardized meaning prescribed by GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. Free cash flow is presented on a consistent basis from period to period. CAE considers free cash flow to be an indicator of the financial strength and liquidity of its business as it shows how much cash is available to repay debt and to reinvest in the Company.

OVERALL PERFORMANCE

REVENUE

Consolidated revenue for the first quarter of fiscal 2005 increased by 8% compared to the same period last year to reach $262.6 million. The favorable variance is mainly attributable to a 16% increase in Civil’s revenues, which saw a rise in training utilization hours in its training centre network over the same period last year. The hourly utilization rate reached 73%, the best quarterly rate ever for Civil training business. Military’s revenues increased marginally as a result of higher service contract activity while Marine’s revenues declined by 7% due to delays in the Astute submarine program as the manufacturing of the submarine itself is behind schedule.

EARNINGS BEFORE INTEREST, INCOME TAXES AND DISCONTINUED OPERATIONS (EBIT)

Consolidated EBIT for the first three months of fiscal 2005 amounted to $40.1 million compared to $23.8 million reported in the same period last year, an increase of 68%. The improvement relative to the prior year is attributable to an increased contribution by Civil and Marine, offset marginally by a decrease in Military.

     All three segments were positively affected by the recognition of investment tax credits (ITC) totaling $16.1 million related to prior years’ expenditures for research and development. The ITC included in the EBIT of Civil, Military and Marine were, respectively, $9.8 million, $4.4 million and $1.9 million. The determination of tax liabilities and ITC is based on complex tax regulations, the interpretation of which is subject to some uncertainties. CAE is subject to examination by the taxation authorities in various jurisdictions. The Company provides for potential tax liabilities and ITC based on management’s best estimates. Differences between the estimates and the ultimate amounts of taxes and ITC are recorded in earnings at the time they can be determined. In the first quarter of fiscal 2005 an amount of $11.4 million, net of tax of $4.7 million of additional ITCs was recognized in net earnings. These amounts related to the results of examinations by the taxation authorities for fiscal 2000 to 2002, and to management’s reassessment of its best estimate of potential tax liabilities for fiscal 2003 and 2004.

     Excluding the impact of the ITC recognition, EBIT would have amounted to $24.0 million, $0.2 million higher than a year ago. On this basis, Civil’s EBIT would have shown an 83% increase over the prior year as a result of higher training revenues. Marine would have reported a 20% increase in EBIT over the prior year due to favourable performance on programs. Military’s EBIT, would have declined by 51%, as a result of the current program mix having lower margins then the projects underway last year, particularly the Eurofighter program, and due to higher costs to complete certain programs.

INTEREST AND INCOME TAXES

Interest expense amounted to $5.3 million for the quarter compared to $7.2 million for the same period last year. The decrease is a result of reduced debt levels through the issuance on September 30, 2003, of common shares, which yielded CAE a net receipt of approximately $168.0 million; and the proceeds of approximately $122.5 million from the sale and leaseback of simulators during fiscal 2004.

     The income tax rate rose from 9% ($1.5 million) last year to 30% ($10.5 million) for the current quarter. The quarterly fluctuation in the income tax rate reflects a change to the mix of income for income tax purposes from various jurisdictions, as well as the recognition last year of tax benefits recorded for prior years’ tax losses in Australia of $4.4 million.

NET EARNINGS

Consolidated net earnings of $24.3 million, the same as earnings from continuing operations as CAE completed the sale of all discontinued operations in fiscal 2004, were up $11.1 million (84%) compared to last year’s consolidated net earnings of $13.2 million. The fiscal 2003 net earnings included a loss from discontinued operations of $1.9 million.

FINANCIAL POSITION

CAE’s cash and cash equivalents, at the end of the quarter, amounted to $40.6 million, a decrease of $21.3 million compared to March 31, 2004 and $0.5 million compared to a year ago. Long-term debt, including the current portion, increased by $81.9 million in the first three months of the year to reach $718.8 million as at June 30, 2004. This increase was mainly due to new financing agreements entered into by CAE in connection with the combination of CAE’s training centre in Madrid, Spain with Iberia Airlines. Compared to a year ago long-term debt is down $110.5 million. The Company’s net debt, defined as long-term debt less cash and cash equivalents, increased by $103.2 million compared to March 31, 2004, but was down $110.0 million compared to a year ago.

The following table describes the significant variances in the consolidated balance sheet from March 31, 2004, to June 30, 2004:

SIGNIFICANT BALANCE SHEET VARIANCES

	Increase /
(amounts in millions of Canadian dollars)	(Decrease)	Explanation
Cash and cash equivalents	$(21.3)	Refer to the Consolidated Statements of Cash Flow.
Accounts receivable	15.2	Increase is due to large balances for Military, which are outstanding and expected to be received within the next six months. The latter was marginally offset by strong cash collection in Marine.
Income taxes recoverable	26.6	Increase relates to ITC recognition along with severance payments made in the first quarter, deductible for tax purposes only when paid.
Property, plant and equipment, net	99.2	The majority of the increase ($51.2 million) is due to new capital leases related to the CAE — Iberia training centre. In addition, the construction of simulators for CAE’s training centres continues.
Accounts payable and accrued liabilities	(18.1)	Decrease caused by CAE’s manufacturing cycle, which normally sees accounts payable at their highest near the end of the fiscal year. Accrued liabilities are down due to the disbursement of severance payments in the quarter, which were accrued as at March 31, 2004.
Long-term debt (including current portion)	81.9	Increase caused by new financing commitments for the new CAE — Iberia training centre ($53.9 million, includes original lease commitments and proceeds from utilization of credit facility) and a small increase in the utilization of a credit facility.
Deferred gains and other long-term liabilities	17.9	Mainly due to increase in minority interest related to the CAE — Iberia training centre.
Currency translation adjustment	12.8	Due to the slowing of the rapidly appreciating Canadian dollar against its U.S. counterpart.

CASH FLOW

Free cash flow for the quarter was at negative $38.7 million, an improvement of $51.4 million over a year ago. The strengthening free cash flow on a year over year basis stems primarily from a $46.8 million positive variance in non-cash working capital. The decrease in working capital was a result of significant cash requirements for disbursements in the first three months of the prior year. The gains made by non-cash working capital were slightly offset by an increase in capital expenditures, which amounted to $42.5 million for the quarter compared to $25.2 million in the prior year. The majority of the latter expenditure was for the expansion of the Civil training network.

BACKLOG

CAE’s consolidated backlog as at June 30, 2004, reached $3.1 billion, $149.1 million higher than the previous quarter and $427.8 million higher than last year’s level. These figures exclude any amounts for Military’s preferred bidder selection on the NH-90 last fall and the recent selection as preferred bidder on the British Army’s Armoured Vehicles Training Service (AVTS) $2.4 billion program, Marine’s Astute Submarine change order (signed in July) valued at more than $200.0 million and Civil’s recently signed contract with Dubai’s Emirates Airline for three simulators as well as a contract with Dassault Aviation to provide entitlement training on its new Falcon business jet.

     Civil’s backlog for comparative purposes has been restated. For a detailed discussion on the issues regarding the restatement, see Civil’s section of this MD&A.

SIGNIFICANT CHANGES IN ACCOUNTING POLICY

HEDGING RELATIONSHIPS

Effective April 1, 2004, the Company adopted Accounting Guideline (AcG — 13), Hedging Relationships. The Company enters into forward, swap and option contracts to manage its exposure to fluctuations in interest rates and foreign exchange rates. CAE assesses on an ongoing basis whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

EMPLOYEE FUTURE BENEFITS

Effective April 1, 2004, CAE adopted CICA Handbook Section 3461 — Employee Future Benefits. This pronouncement requires new disclosures for pensions and other employee future benefits.

ACQUISITIONS, BUSINESS COMBINATIONS AND DIVESTITURES

On April 22, 2004, CAE acquired all the issued and outstanding shares of Flight Training Center Chile S.A. located in Santiago, Chile, for a total cash consideration of $0.9 million. This acquisition expands the Company’s pilot-training operations in Latin America.

     In February 2004, CAE and Iberia Lineas Aereas de Espana, SA (“Iberia”) combined their aviation training operations in Spain after receiving regulatory clearance from the Spanish authorities to commence operations, under an agreement entered in October 2003. On May 27, 2004, in connection with the financing of the combined operation, CAE Servicios Globales de Instruccion de Vuelo (Espana), S.L., a wholly-owned subsidiary of CAE, and Iberia contributed the net assets of their respective training centre facilities to Servicios de Instruccion de Vuelo, S.L. (SIV), with CAE obtaining ownership of 80% of SIV.

     This acquisition and combination were accounted for using the purchase method and the operating results have been included in CAE’s consolidated results from the acquisition date (refer to Note 2 of the consolidated financial statements).

     From fiscal 2002 to fiscal 2004, CAE divested its non-core related businesses, mainly in the forestry and cleaning technologies markets (refer to Note 3 of the consolidated financial statements).

RESULTS OF OPERATIONS — FIRST-QUARTER FISCAL 2005

CIVIL

CAE’s Civil Simulation and Training business is a world leader in the design and production of commercial flight simulators, visual systems and a world-leading supplier of integrated aviation training solutions. As at June 30, 2004, CAE has an installed base of 103 full-flight simulators (FFS) (91 FFS as at June 30, 2003) at 21 locations on four continents, making it the second largest independent training company in the world in each segment: business aircraft, regional jets and wide body aircraft. CAE also remains the leader winning competed orders for FFS.

Review of Operations

During the Farnborough air show in early July, CAE secured a competed order from Dubai’s Emirates airline for three FFS: two Airbus A380-800s and one Airbus A340-600, giving CAE four simulator orders to date in fiscal year 2005. The contract is valued at approximately $65.0 million. Under the terms of the agreement, CAE will also become Emirates’ exclusive provider of FFS for 10 years. Emirates has already purchased five CAE FFS for its flight crew training. This marked the fourth and fifth A380 FFS orders for CAE. The first A380 aircraft has yet to be delivered and already CAE has established a solid name for itself as the preferred supplier of a complete range of training devices for the A380. The world’s first A380 FFS (built by CAE) is to be delivered to Airbus’ Toulouse training centre in early calendar 2005.

     Also, at the Farnborough air show CAE and Dassault Aviation signed a contract making CAE the exclusive provider of entitlement training for the all-new, Falcon 7X, the first fly-by-wire business jet. Included in this agreement is entitlement training for pilots, maintenance personnel and cabin crew. Entitlement training is the initial training provided by the aircraft manufacturer with the purchase of an aircraft. This is a break through agreement for CAE with a business jet manufacturer.

     On July 15, 2004, JetBlue Airways ordered more training devices from the CAE Simfinity line of products. JetBlue Airways, which already operates three Airbus A320 CAE Simfinity flight-training devices (FTDs), placed an order for three CAE Simfinity Embraer 190 Level 5 FTDs. The order is worth approximately $11.0 million, with delivery expected for the second quarter of fiscal 2005.

     CAE and Qantas have signed a contract for a suite of Airbus A380 integrated training solutions, including a FFS and a CAE Simfinity™ training device. The training equipment package is valued at about $25.0 million and delivery of the FFS is slated for summer 2006. This was CAE’s third A380 FFS order, further evidence of CAE’s success in developing A380 integrated training solutions.

     CAE has signed a contract to train pilots of European low-fare carrier easyJet on the Airbus A320 family of aircraft for a minimum of seven years. The value of the agreement is expected to be in the range of $40.0 to $60.0 million.

     As a result of these new training contracts CAE plans to open its first civil aviation-training centre in the London, U.K., area with easyJet and Dassault as its anchor customers. The centre’s opening is slated for fall 2006; the proposed centre would serve both airlines and business aircraft operators. Initially, the facility would house two A320 FFS, a Dassault 7X FFS and a convertible Dassault 900 EX EASy/2000 EX EASy FFS.

     CAE signed a 10-year services agreement with LAN to provide training on Boeing 737-200 and Airbus A320 FFS beginning this year and on the Boeing 767-300ER FFS commencing in the last quarter of 2005. The total value of the contract, together with third-party revenues, is expected to be $40.0 million. Training will take place in Santiago, Chile, at LAN’s training centre, which CAE acquired for $0.9 million on April 22, 2004.

Financial Results

(amounts in millions of Canadian dollars,
except operating margins)		Q1-2005	Q4-2004	Q3-2004	Q2-2004	Q1-2004
Revenue	$	127.1	128.9	112.5	111.3	109.1
EBIT	$	21.9	12.0	10.9	9.9	6.6
Operating margins	%	17.2	9.3	9.7	8.9	6.0
Backlog (Restated)	$	1,080.2	1,021.3	988.8	839.0	784.6

Civil’s revenue increased by $18.0 million or 16% to $127.1 million compared to the same period last year. This growth was driven by the significant increase in training utilization hours, a trend that began in the latter half of fiscal 2004, mainly in the training centres located in the Americas and higher revenue from equipment sales stemming from last year’s increase in orders for FFS. The current quarter saw a 73% utilization rate the best quarterly rate ever for Civil training business. In addition the Company’s new training centre created under an agreement with Iberia Airlines, which in fiscal 2005 is 100% operational, contributed approximately 200 basis points of the increase in revenue.

     Civil achieved significantly strong EBIT growth, compared to the same period last year, to reach $21.9 million. This includes $9.8 million from ITC, related to expenditures of prior years. Excluding the ITC benefit, Civil’s operating margins improved to 9.5% from 6.0% in the prior year. The improvement stems mainly from the growth in training revenue which more than offset a $1.8 million charge to reorganize its European training operations and the higher operating lease expenses associated with last September sale and leaseback transaction.

     Backlog for Civil consists of both equipment sales and training services. The training services portion includes revenues from customers under both long and short-term contractual arrangements where training revenues are guaranteed or expected based on current customer requirements. This backlog does not include customer orders where training services are not committed to CAE. CAE’s ability to complete contracted sales included in its order backlog is dependent on the long-term financial condition of the contracting customers.

     Civil’s comparative backlog for March 31, 2004 and June 30, 2003, has been restated to reflect the above-mentioned methodology. Backlog at the end of the quarter totaled $1,080.2 million, up $58.9 million from $1,021.3 million last quarter and $295.6 million from $784.6 million a year ago.

Outlook

Civil’s training business continues to grow as it secured several key training contracts in the first quarter of fiscal 2005 including multi-year training agreements with easyJet and LAN. These training agreements will result in the expansion of CAE’s civil training network in the UK and in South America, respectively.

     In July, CAE was awarded a strategic contract to be the exclusive entitlement training provider for Dassault’s new long-range aircraft, the Falcon 7X. CAE will also provide training on the Falcon 900 EX EASy and 2000 EX EASy platforms. This contract will result in four new simulators being deployed in CAE’s training network in Europe and North America beginning in the fall of 2006.

     The Civil training business also made significant strides in expanding its product offering in the areas of pilot provisioning and business jet technical training. As well, plans for the rollout of CAE Simfinity™- based training courses on a broader range of business jets were announced.

     CAE has won five Airbus A380 FFS orders to date and is confident that it will continue to maintain its commanding leadership position for competed sales of civil simulation training devices.

MILITARY

CAE’s Military Simulation & Training business is a premier designer and manufacturer of military flight and land-based simulation and training systems. Simulation equipment and training is developed for a variety of military aircraft, including helicopters, transport planes and fighter jets. CAE has an extensive product range covering many American and European weapon systems. The customer base is extensive as well, CAE having made sales to over 30 countries globally.

Review of Operations

On July 22, 2004, CAE-led Landmark Training Ltd. was selected as the intended preferred bidder for the British Army’s Armoured Vehicles Training Service (AVTS) program. The AVTS program, valued at approximately £1.0 billion ($2.4 billion) over 30 years, is a private finance initiative designed to provide turnkey driver, gunnery and command information systems training to crews of armoured fighting vehicles. Landmark Training Ltd. is owned 65% by CAE, 25% by AgustaWestland, and 10% by Interserve.

     Eurofighter Simulation Systems GmbH has awarded a contract to CAE to provide a range of engineering and on-site support services for the visual systems on the Eurofighter Aircrew Synthetic Training Aids program. The contract amounts to approximately $30.0 million over five years.

     The United States Navy has awarded CAE USA a contract of US$38.0 million ($52.0 million) to develop two MH-60S tactical operational flight trainers (TOFTs) and two MH-60S weapons tactics trainers (WTTs). The contract includes options for two additional MH-60S TOFTs and two additional MH-60S WTTs as well as support services that could bring the total contract to more than US$75.0 million ($103.0 million).

     CAE has received contracts amounting to approximately US$9.5 million ($13.0 million) from the U.S. Army Program Executive Office — Simulation Training and Instrumentation to provide its CAE Medallion-S visual system for two additional upgrades to combat mission simulators for the Army’s 160th Special Operations Aviation Regiment (Airborne).

     Lockheed Martin has signed a contract for more than US$73.0 million ($95.0 million), with options, to provide three KC-130J Weapon Systems Trainers (WSTs) to the U.S. Marine Corps. The design, manufacture, and integration of these KC-130J WSTs has been subcontracted to CAE USA in a contract estimated at approximately US$34.0 million ($44.0 million).

Financial Results

(amounts in millions of Canadian dollars,
except operating margins)		Q1-2005	Q4-2004	Q3-2004	Q2-2004	Q1-2004
Revenue	$	103.6	131.2	141.6	100.4	99.6
EBIT	$	10.4	15.9	12.6	11.8	12.3
Operating margins	%	10.0	12.1	8.9	11.8	12.4
Backlog	$	1,326.1	1,270.2	1,207.1	1,213.0	1,225.9

For the three months ended June 30, 2004, Military’s revenues reached $103.6 million, an increase of 4% ($4.0 million) compared to the same period last year. Military’s service revenue was higher this quarter as a result of the increased contribution from the Management and Support of Australian Defense Force Simulator and the C-130J Maintenance and Aircrew Training Systems Contract.

     EBIT for the first quarter was down $1.9 million, 15% below last year for the same period. The shortfall is mainly attributable to higher cost to complete certain programs and the mix of contracts. This was partially offset by lower selling and marketing expenses, in line with CAE’s cost reduction initiatives, as well as $4.4 million of additional ITC recognition in the current quarter. Military’s EBIT, excluding the impact of additional ITC, would have amounted to $6.0 million, $6.3 million lower than a year ago.

     Backlog was in excess of $1.3 billion at the end of the first quarter. The order intake for the first three months of fiscal 2005 amounted to $137.4 million, just 3% lower than last year’s intake for the same period and excludes any amounts for both the NH-90 and AVTS programs, which CAE has been selected for. The backlog will reflect amounts for these programs once contract negotiations have been concluded.

Outlook

As battlefield readiness returns to the forefront of concern, the use of advanced simulation technology is a key tool to achieving the high levels of preparation demanded by the current political climate and military actions. By leveraging its technology leadership and training experience, CAE is well positioned in providing global forces with leading-edge simulation and training capabilities.

     CAE continues to be the training supplier of choice for some of the world’s most demanding militaries, such as the US Army Special Forces, Air Force and Marines, as well as to other militaries around the world. Recent contracts, such as the US Navy MH-60S and Command and Staff Trainers in the UK, reinforce CAE’s position as a world leader in the provision of synthetic training solutions. Strategic relationships, such as the Rotorsim joint venture with Agusta S.p.A. and the Thales partnership on the NH-90 program in Europe, will continue to expand in line with customers’ future needs and requirements to ensure critical battlefield readiness on demand.

MARINE

CAE’s Marine Controls business is a world leader in the supply of automation and control systems for both naval and commercial markets, having been selected to provide controls for more than 140 warships in 18 navies and over 450 commercial ships. Automation systems monitor and control the propulsion, electrical steering, ancillary, auxiliary and damage control systems, while navigation systems allow a ship’s crew to plan and navigate safe and efficient passage through the integration of electronic nautical charts with onboard sensors. The business has moved beyond the supply of marine controls into the provision of naval training services through participation in the 30-year UK Royal Navy Astute Class Submarine Training (Astute) program awarded in fiscal 2002 and submarine training in Canada. The business also designs and manufactures power plant training simulators.

Review of Operations

On August 2, 2004, CAE signed new contracts to provide integrated bridge systems (IBSs) for the United Arab Emirates’ Baynunahclass corvettes, and a land-based test facility for the German navy’s F-124-class frigates. CAE also ratified a contract amendment for the Indian navy’s landing ship program and finalized the contract for the German navy’s K-130 corvette program. In total, the new agreements and contract amendment are worth about $19.0 million, with an option of $4.0 million for two additional Baynunah corvette IBSs.

     In July 2004, FAST Training Services Ltd., equally owned by CAE and Alenia Marconi Systems, has agreed to the terms of an amendment increasing the value of its existing contract with the U.K. Ministry of Defence (MoD) by approximately $445.0 million for the Astute Class Training Service. The value to CAE of this amendment is based on the guaranteed level of training requirements from the MoD and more than $200.0 million, potential subcontract.

     CAE Valmarine has signed a $3.2 million contract with Finnish shipbuilder Kvaerner Masa-Yards for a complete machinery automation system and a heating, ventilation and air conditioning system for the first ship in Royal Caribbean Cruise’s Ultra Voyager class. In addition, CAE Valmarine has received its first-ever order for a dynamic position system, which will be installed in an offshore supply vessel belonging to Norway’s Ostensjo Rederi AS.

     CAE is part of the General Dynamics LCS team, which was selected to develop a prototype for the Littoral Combat Ship (LCS) program in the US. The contract award to CAE is for approximately $8.0 million. In addition, the US Navy has the possibility to order up to 60 LCS ships. This means that CAE is now involved with all four major combat vessels for the U.S. Navy.

     CAE is to develop a full-scale power-plant simulator for Switzerland’s Beznau plant, valued at approximately $13.0 million.

Financial Results

(amounts in millions of Canadian dollars,
except operating margins)		Q1-2005	Q4-2004	Q3-2004	Q2-2004	Q1-2004
Revenue	$	31.9	39.2	50.8	34.4	34.2
EBIT	$	7.8	9.2	9.9	5.6	4.9
Operating margins	%	24.5	23.5	19.5	16.3	14.3
Backlog	$	644.5	610.2	597.9	618.2	612.5

Marine’s first quarter revenues amounted to $31.9 million, $2.3 million lower than last year’s first quarter revenues of $34.2 million. The shortfall can be attributed to a decline in new orders received in the prior year. However, Marine has recently signed major new orders which are expected to have a positive impact on revenues in future quarters. Marine also continued to experience customer delays in the Astute Submarine program, which consequently leads to delays in recognition of revenues.

     EBIT for the first quarter amounted to $7.8 million, including $1.9 million with respect to the ITC benefit from the prior years. Excluding the ITC benefit EBIT margins rose to 18.5% compared with 14.3% in the prior year.

     The backlog increased by 6% from March 2004 to reach $644.5 million the highest it has been in over five quarters. This amount excludes the Astute Submarine change order of more than $200.0 million previously mentioned, which was contracted subsequent to the quarter end.

Outlook

The future of Marine continues to be extremely positive based on its capability to improve market scope and depth. Being selected recently as Sea Frame Controls Integrator on the General Dynamics team for the US Navy’s Littoral Combat Ships puts Marine in the lead on all major new surface ship projects of the US Navy: LPD17 class amphibious assault ships, CVN-77 aircraft carrier, DD(X) Destroyers and the LCS.

     In the commercial marine sector, Marine confirmed its leadership of control systems for high-end ships with the contract for the Ultra Voyager class of cruise ship, which is even bigger than the recently commissioned Queen Mary 2 for which Marine also provided a comprehensive integrated automation system. These projects represent significant milestones for Marine to continue to be well positioned in its markets.

SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Selected quarterly financial information for the most recently completed quarters ending June 30, 2004 is disclosed below:

(amounts in millions
of Canadian dollars,											FY
except per share amounts					FY					FY	2005
and exchange rates)	Q1	Q2	Q3	Q4	2003	Q1	Q2	Q3	Q4	2004	Q1
Revenue	275.8	252.3	290.3	312.1	1,130.5	242.9	246.1	304.9	299.3	1,093.2	262.6
Earnings from continuing operations	37.4	23.3	31.5	38.8	131.0	15.1	15.1	21.4	15.5	67.1	24.3
Net earnings per share (basic and diluted) from continuing operations	0.17	0.11	0.14	0.18	0.60	0.07	0.07	0.09	0.06	0.29	0.10
Net earnings	37.4	23.3	31.5	25.0	117.2	13.2	15.1	21.4	14.3	64.0	24.3
Net earnings per share (basic and diluted)	0.17	0.11	0.14	0.11	0.53	0.06	0.07	0.09	0.05	0.27	0.10
Average number of shares outstanding, in millions	219.3	219.4	219.4	219.4	219.4	219.7	220.0	246.5	246.6	233.2	246.7
Average exchange rate, 1 US dollar to Cdn dollar	1.56	1.56	1.57	1.51	1.55	1.40	1.38	1.32	1.32	1.35	1.36

CAE’s results in the first quarter of fiscal year 2005 included $11.4 million from the realization of ITC with respect to expenditures made in fiscal years 2000 to 2004, resulting from the finalization of a tax audit for the majority of those years. This item must be considered non-recurring for quarter-over-quarter comparative purposes.

     As stated in fiscal 2004’s annual report, air passenger traffic climbed 13% globally during that period, an indication that the civil aerospace industry was slowly recovering. The sequential comparison of first quarter revenue as compared to fiscal year 2004 supports that statement. Notably, the Company’s Civil segment experienced a higher level of utilization of its training centre assets than had been expected.

     Since fiscal year 2000, CAE has achieved a transformation from a pure manufacturer to an integrated manufacturing/service provider, and its quarterly results have shown less volatility as the training services business has been shown to be less prone to the cyclical market faced by equipment suppliers. As training services continue to grow and become a larger part of CAE’s business, its second quarter results will be lower than other quarters as less training services are required during the peak flying times of the traditional vacation periods.

     However, due to the Company’s manufacturing efforts, CAE’s net earnings will not follow a perfect seasonal training pattern as earnings are affected by equipment results, which can vary widely from quarter to quarter depending on progress made on contracts, and the timing of product delivery, together with their related margins. Furthermore, operating results may also be impacted by high sales and marketing activities in a quarter, depending on the bidding activities during the quarters.

LIQUIDITY

The Company’s financing needs are met through internally generated cash flow, available funds under credit facilities and direct access to capital markets for additional long-term capital resources. CAE considers that its present and expected capital resources and current credit facilities will enable it to meet all its current and expected financial requirements for the foreseeable future.

     The Company plans to generate sufficient cash from operating activities in fiscal 2005 to pay for capital expenditures and dividends. CAE expects to be able to repay contractual obligations maturing in 2005 and future years through cash on hand, cash generated from operations or by issuing new debt.

CONTRACTUAL OBLIGATIONS

In the normal course of business, CAE enters into certain contractual obligations and commercial commitments, such as debentures and notes, letters of credit and others. The Company’s obligations and commitments have not changed materially from March 31, 2004, other than for the elements noted below in the table of long-term debt and capital leases. A summary of the company’s obligations and commitments is provided in CAE’s annual MD&A, included in its annual report for the year ended March 31, 2004.

     The table below provides a reconciliation of the various components and maturities of the Company’s long-term debt from March 31, 2004, to June 30, 2004.

					More than
(amounts in millions of Canadian dollars)	Total	Less than 1 year	1-3 years	4-5 years	5 years
Long-term debt March 31, 2004	636.9	13.5	347.8	42.4	233.2
CAE — Iberia training centre	53.9	5.4	12.9	16.0	19.6
Other	28.0	23.8	23.7	60.2	(79.7)
Long-term debt June 30, 2004	718.8	42.7	384.4	118.6	173.1

The maturity profile has changed as a result of additional debt under the revolving credit facility and asset-backed financing; related to the CAE — Iberia training centre. As well, the maturity profile has been impacted by a shortening of maturities related to the senior notes maturing in June of their respective years — specifically the $79.7 million in the “more than five years” category which is being reclassified to the
4-5 years category.

     As at June 30, 2004, the Company had approximately US$130.7 million of accumulated non-capital tax losses carried forward that can be used to offset tax payable on future earnings from US operations. CAE also had accumulated non-capital tax losses carried forward relating to its operations in other countries of approximately $57.4 million. The above mentioned non-capital tax loss carried forward figures have not changed since March 31, 2004.

CAPITAL RESOURCES

SOURCES OF LIQUIDITY

CAE maintains committed bank lines at floating rates, each provided by a syndicate of lenders. These credit facilities permit the Company and certain designated subsidiaries to borrow funds directly for operating and general corporate purposes. The total available amount of committed bank lines at June 30, 2004, was $632.4 million of which 52% ($328.5 million) was utilized. At March 31, 2004, the total available was $619.8 million of which 49% ($305.3 million) was utilized. The increase in total utilization was mainly due to funding of working capital.

     CAE was in full compliance with all bank covenants at June 30, 2004. It also had the ability to borrow under non-committed operating lines in various currencies for up to $28.4 million, of which $20.3 million was drawn as at June 30, 2004.

     As at June 30, 2004, CAE had long-term debt totaling $718.8 million. This compared to long-term debt of $636.9 million at March 31, 2004. At June 30, 2004, the short-term portion of the long-term debt was $42.7 million compared to $13.5 million at March 31, 2004, the increase in the short-term portion results mainly from the reclassification of June 2005 maturity of $20.0 million in senior notes.

COMMITMENTS

CAE’s commitments for capital expenditures include investments to add new facilities to its training centre network in order to meet customer demand. Research and development expenditures are incurred to provide new products to the marketplace, as alternative ways of training are developed and different types of simulators are needed for our clients’ training needs.

OFF-BALANCE SHEET ARRANGEMENTS

GUARANTEES

In the normal course of business, CAE issued letters of credit and performance guarantees for a total amount of $204.8 million at June 30, 2004, compared to a similar amount of $207.7 million at March 31, 2004.

SALE AND LEASEBACK TRANSACTIONS

A key element of CAE’s finance strategy to support the investment in its Civil training business is the sale and leaseback of certain of the FFS installed in the Company’s global network of training centres. This provides CAE with a cost-effective long-term source of fixed-cost financing. A sale and leaseback transaction can only be executed after the FFS has achieved certification by regulatory authorities (i.e. the FFS is installed and is available to customers for training). Prior to completing a sale and leaseback transaction, CAE records the cost to manufacture the FFS as a capital expenditure, which is included as a fixed asset on the Company’s balance sheet. On the execution of a sale and leaseback transaction, CAE records the transaction as a disposal of a fixed asset. The cash proceeds received on the disposal approximate the fair market value of the FFS. The difference between the proceeds received and CAE’s cost to manufacture, approximately the margin CAE would record if it had a competed FFS sale to a third party, is recorded under long-term liabilities and recognized into earnings as applicable. This amount, after deducting the guaranteed residual value where appropriate, is then amortized over the term of the sale and leaseback transaction as a reduction of rental expense. At the end of the term of the sale and leaseback transaction, the guaranteed residual value will be taken into income should no reduction occur in the value of the underlying simulators.

The following is a summary at June 30, 2004, of the existing sale and leaseback transactions for simulators currently in service in Civil’s training locations, accounted for as operating leases on CAE’s financial statements:

		Number of		Initial	Imputed	Unamortized	Residual
(amounts in millions of Canadian dollars		Simulators	Lease	Term	Interest	Deferred	Value
unless otherwise noted)	Fiscal Year	(Units)	Obligation	(Years)	Rate	Gain	Guarantee

SimuFlite	2002/03	6	$76.2	12	5.6%	$2.2	—
SimuFlite	2004	5	124.0	20	5.5%	5.7	—
Toronto training centre	2002	2	49.8	21	6.4%	17.1	$9.2
Air Canada training centre	2000	2	39.1	20	7.6%	15.2	8.3
Denver/Dallas training centres	2003	5	103.1	20	5.0%	34.2	—
Amsterdam training centre	2002	3	27.7	8	6.4%/9.8%	—	—
China Southern Joint Venture(1)	2003	5	26.6	15	3.0%	—	—
Others	—	7	36.0	10	3.2%(2)/7.3%/10.1%	15.6	15.6

		35	$482.5			$90.0	$33.1
Annual Lease Payments (upcoming 12 months)			$45.4

1.	Joint venture in which CAE has a 49% interest.

2.	Floating Rate Basis.

FINANCIAL INSTRUMENTS

The Company enters into forward, swap and option contracts to manage its exposure to fluctuations in foreign exchange rates, interest rates, and changes in share price. CAE assesses on an ongoing basis whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items. CAE deals only with sound counter parties in executing any of its derivative financial instruments.

     CAE employs foreign exchange forward contracts to manage exposures created when sales are made in foreign currencies. The amount and timing of the maturity of these forward contracts varies based on a number of project related factors, including milestone billings and the use of foreign materials and/or subcontractors. As at June 30, 2004, CAE had $207.5 million Canadian equivalent in forward contracts compared to $210.9 million Canadian equivalent in forward contracts as at March 31, 2004.

     CAE also uses financial instruments to manage its exposure to changing interest rates and to adjust its mix of fixed and floating interest rate debt at a desirable level. The mix of fixed rate versus floating rate debt on its long-term debt was 48%-52% respectively as at June 30, 2004. Part of the change in that mix since March 31, 2004, when it stood at 45%-55% respectively, is due mainly to the increase in fixed rate debt for the CAE — Iberia training centre partially offset by the additional utilization on the revolving credit facility. CAE had interest rate swaps converting mostly floating rate long-term debt into fixed rate term debt totaling $114.2 million, as at June 30, 2004, compared to $114.6 million as at March 31, 2004.

     As well, CAE reduces its exposure to the fluctuation in its share price, which impact the cost of the management compensation deferred share unit program. In March 2004, the Company entered into a hedging contract to reduce this. As at June 30, 2004, the hedging contract covered 700,000 shares of the Company.

DISCLOSURE OF OUTSTANDING SHARE DATA

CAE’s articles of incorporation authorize the issuance of an unlimited number of common shares, and an unlimited number of preferred shares, issuable in series. To date, the Company has not issued any preferred shares. At June 30, 2004, CAE had 246,754,514 common shares issued and outstanding. As at the same date, the Company had 9,226,045 options outstanding, of which 4,145,405 were exercisable.

SYSTEMS, PROCEDURES AND CONTROLS

CAE management is responsible for establishing appropriate information systems, procedures and controls to ensure that all financial information disclosed externally, including this MD&A, and used internally by management, is complete and reliable. These procedures include a review of the financial statements and associated information, including this MD&A, by the Audit Committee of the Board of Directors. The Company’s Chief Executive Officer and Chief Financial Officer have a process to evaluate the applicable systems, procedures and controls and are satisfied they are adequate for ensuring that complete and reliable financial information is produced.

CONSOLIDATED BALANCE SHEETS

(Unaudited)	as at June 30	as at March 31
(amounts in millions of Canadian dollars)	2004	2004
Assets
Current assets
Cash and cash equivalents	$40.6	$61.9
Accounts receivable	406.1	390.9
Inventories	157.1	154.8
Prepaid expenses	16.7	20.7
Income taxes recoverable	78.6	52.0
Future income taxes	2.1	1.8

	701.2	682.1
Restricted cash	4.5	7.0
Property, plant and equipment, net	942.2	843.0
Future income taxes	92.4	93.8
Intangible assets	162.8	155.2
Goodwill	349.6	343.8
Other assets	165.5	168.4

	$2,418.2	$2,293.3

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$331.9	$350.0
Deposits on contracts	92.4	91.1
Long-term debt due within one year	42.7	13.5
Future income taxes	49.9	51.1

	516.9	505.7
Long-term debt	676.1	623.4
Deferred gains and other long-term liabilities	173.5	155.6
Future income taxes	102.4	89.8

	1,468.9	1,374.5

Shareholders’ Equity
Capital stock (Note 4)	368.0	367.5
Contributed surplus (Note 1)	1.6	1.3
Retained earnings	579.0	562.1
Currency translation adjustment	0.7	(12.1)

	949.3	918.8

	$2,418.2	$2,293.3

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)
three months ended June 30 (amounts in millions of Canadian dollars, except per share amounts)	2004	2003
Revenue
Civil Simulation and Training	$127.1	$109.1
Military Simulation and Training	103.6	99.6
Marine Controls	31.9	34.2

	$262.6	$242.9

Earnings from continuing operations before interest and income taxes
Civil Simulation and Training	$21.9	$6.6
Military Simulation and Training	10.4	12.3
Marine Controls	7.8	4.9

Earnings from continuing operations before interest and income taxes (Note 1)	40.1	23.8
Interest on long-term debt	7.8	7.7
Other interest expense (income), net	(2.5)	(0.5)

Earnings from continuing operations before income taxes	34.8	16.6
Income taxes	10.5	1.5

Earnings from continuing operations	$24.3	$15.1
Results of discontinued operations (Note 3)	—	(1.9)

Net earnings	$24.3	$13.2

Basic and diluted earnings per share from continuing operations	$0.10	$0.07

Basic and diluted earnings per share	$0.10	$0.06

Weighted average number of shares outstanding	246.7	219.7

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(Unaudited)
three months ended June 30 (amounts in millions of Canadian dollars)	2004	2003
Retained earnings at beginning of period	$562.1	$531.2
Net earnings	24.3	13.2
Dividends	(7.4)	(6.6)

Retained earnings at end of period	$579.0	$537.8

CONSOLIDATED STATEMENTS OF CASH FLOW

(Unaudited)
three months ended June 30 (amounts in millions of Canadian dollars)	2004	2003
Operating activities
Earnings from continuing operations	$24.3	$15.1
Adjustments to reconcile earnings to cash flows from operating activities:
Amortization	18.8	18.2
Future income taxes	9.8	(3.7)
Investment tax credit	(15.6)	(2.7)
Stock based compensation (Note 1)	0.3	0.2
Other	2.0	(10.1)
Increase in non-cash working capital (Note 6)	(28.6)	(75.4)

Net cash provided by (used in) continuing operating activities	11.0	(58.4)
Net cash provided by discontinued operating activities	—	3.3

Net cash provided by (used in) operating activities	11.0	(55.1)

Investing activities
Short-term investments, net	—	(3.7)
Capital expenditures	(42.5)	(25.2)
Purchase of business (Note 2)	(0.9)	—
Proceeds from disposal of discontinued operations (Note 3)	—	19.8
Proceeds from sale and leaseback of assets	—	28.5
Deferred development costs	(3.7)	(2.8)
Deferred pre-operating costs	(1.7)	(0.7)
Other assets	(0.8)	(2.0)

Net cash (used in) provided by investing activities	(49.6)	13.9

Financing activities
Proceeds from long-term debt	24.4	138.9
Repayments of long-term debt	(2.3)	(65.8)
Dividends paid	(7.2)	(6.5)
Common stock issuances	0.3	—
Other	1.3	(0.1)

Net cash provided by financing activities	16.5	66.5

Effect of foreign exchange rate changes on cash and cash equivalents	0.8	(1.3)

Net (decrease) increase in cash and cash equivalents	(21.3)	24.0
Cash and cash equivalents at beginning of period	61.9	17.1

Cash and cash equivalents at end of period	$40.6	$41.1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

These interim unaudited consolidated statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) on a consistent basis with CAE’s annual consolidated financial statements for the year ended March 31, 2004, except as noted below. For a full description of the Company’s accounting policies, refer to the CAE Annual Report for the year ended March 31, 2004. Certain comparative figures have been reclassified to conform to the current presentation. These financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

ACCOUNTING FOR STOCK OPTIONS

In fiscal 2004, the Company adopted the CICA recommendations issued in June 2003 and expensed the cost of stock options granted to employees using the fair value based method. For the first quarter of fiscal 2005 compensation cost for CAE’s stock options was recognized in net earnings with a corresponding credit of $0.3 million (2004 — $0.2 million) to contributed surplus using the fair value method of accounting for awards that were granted in May 2003 and 2004.

The Black-Scholes valuation model was used to determine the fair value of options granted in May 2003 and 2004. The following outlines the assumptions used in the calculation:

(Unaudited)
three months ended June 30	2004	2003
Dividend yield	1.26%	1.29%
Expected volatility	40.0%	41.5%
Risk-free interest rate	5.75%	5.75%
Expected life (years)	6	6
Number of options granted	1,751,950	3,536,320
Weighted average fair value of options granted	$2.31	$1.65

INCOME TAXES

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. A valuation allowance is recognized to the extent that, in the opinion of management, it is more likely than not the future income tax assets will not be realized. Future income tax assets and liabilities are adjusted for the effects of subsequent changes in tax laws and rates on the date of enactment or substantive enactment.

       Investment tax credits (ITC) arising from research and development activities are deducted from the related costs and are accordingly included in the determination of earnings in the same year as the related costs. ITC arising from the acquisition of property, plant and equipment and deferred development costs are deducted from the cost of those assets with amortization calculated on the net amount.

       The Company is subject to examination by the taxation authorities in various jurisdictions. The determination of tax liabilities and ITC recoverable involve certain uncertainties in the interpretation of complex tax regulations. Therefore, the Company provides for potential tax liabilities and ITC recoverable based on management’s best estimates. Differences between the estimates and the ultimate amounts of taxes and ITC are recorded in earnings at the time they can be determined. In the first quarter of fiscal 2005, an amount of $11.4 million, net of tax of $4.7 million of ITC was recognized in net earnings and $0.4 million was recorded against deferred development costs for expenses. On a per segment basis gross ITC were recognized as follows: Civil $9.8 million, Military $4.4 million and Marine $1.9 million. These amounts related to the results of examinations by the taxation authorities for fiscal years 2000 to 2002, and to management’s reassessment of its best estimate of potential tax liabilities for the subsequent fiscal years.

       The following table provides the earnings before interest and taxes (EBIT) amounts by segment, including and excluding ITC provisions reversed based on recent tax examinations:

(Unaudited)
three months ended June 30	EBIT including ITC	EBIT excluding ITC
(amounts in millions of Canadian dollars)	provisions reversed	provisions reversed
Civil	$21.9	$12.1
Military	10.4	6.0
Marine	7.8	5.9

	$40.1	$24.0

RECENTLY ADOPTED ACCOUNTING STANDARDS

Employee Future Benefits

New disclosure requirements for pensions and other employee future benefits were adopted by CAE in the first quarter of fiscal 2005, as described in Note 5.

Hedging Relationships

Effective April 1, 2004, the Company adopted Accounting Guideline (AcG — 13), Hedging Relationships. The Company enters into forward, swap and option contracts to manage its exposure to fluctuations in interest rates and foreign exchange rates. CAE assesses on an ongoing basis whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

Severance, Termination Benefits and Costs Associated with Exit and Disposal Activities

On April 1, 2003, the Company prospectively adopted the new CICA Emerging Issues Committee Abstract 134 (EIC-134) Accounting for Severance and Termination Benefits and EIC-135 Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring) relating to exit or disposal activities after March 31, 2003. These abstracts provide guidance on the timing of recognition and measurement of liabilities as well as disclosures for the various types of severance and termination benefits related to the termination of employees’ services prior to normal retirement and costs associated with an exit or disposal activity. Under this new guidance, liabilities for these costs are to be recognized in the period when they are determined and measured at their fair value.

NOTE 2: BUSINESS ACQUISITIONS AND COMBINATIONS

In February 2004, CAE and Iberia Lineas Aereas de Espana, SA (“Iberia”) combined their aviation training operations in Spain after receiving regulatory clearance from the Spanish authorities to commence operations, under an agreement entered in October 2003.

     On May 27, 2004, in connection with the financing of the combined operation, CAE Servicios Globales de Instruccion de Vuelo (Espana), S.L., a wholly-owned subsidiary of CAE and Iberia contributed the net assets of their respective training centre facilities to Servicios de Instruccion de Vuelo, S.L. (SIV), with CAE obtaining ownership of 80% of SIV. The operators financed the acquisition of the simulators from CAE and Iberia through an asset-backed financing transaction. As part of this transaction, should the October 2003 agreement be terminated, CAE and Iberia will be obliged to repurchase the simulators they contributed, in proportion to the fair market value of the simulators, for a total amount equal to the outstanding balance under the financing transaction. Quarterly repayments are to be made for the term of the financing transaction until May 31, 2011. The applicable interest rate is 4.73%.

     On April 22, 2004, the Company acquired all the issued and outstanding shares of Flight Training Center Chile S.A. (“FTC Chile”) located in Santiago, Chile, for a total cash consideration of $0.9 million (US$ 0.7 million). This acquisition expands the Company’s pilot-training operations in Latin America.

     The allocation of Iberia’s assets contributed to SIV and the allocation of the purchase price of FTC Chile are based on management’s best estimate of the fair value of assets and liabilities. Allocations involve a number of estimates as well as the gathering of information over a number of months. This estimation process is expected to be completed in the next quarter and, accordingly, there may be changes to the goodwill and intangible asset-values presented below.

     For the year ended March 31, 2004, there were no acquisitions.

     These acquisitions and combinations were accounted for under the purchase method and their operating results have been included from the respective acquisition dates.

     The net assets contributed by Iberia to SIV and net assets acquired from FTC Chile are summarized as follows:

	2005
	Servicios de
(Unaudited)	Instruccion de	Flight Training
(amounts in millions of Canadian dollars)	Vuelo, S.L.	Center Chile S.A.	Total
Current assets	$4.6	$0.2	$4.8
Current liabilities	(0.1)	(0.1)	(0.2)
Property, plant and equipment	61.3	2.2	63.5
Intangible assets
Other intangibles	—	—	—
Goodwill	—	—	—
Future income taxes	—	0.4	0.4
Long-term debt	(51.2)	—	(51.2)
Long-term liabilities	—	(0.3)	(0.3)

Total cost of the purchase:	$14.6	$2.4	$17.0
Less: Balance of purchase price	—	(1.5)	(1.5)
Minority interest	(14.6)	—	(14.6)

Total cash consideration:	$—	$0.9	$0.9

NOTE 3: DISCONTINUED OPERATIONS

CLEANING TECHNOLOGIES

On April 30, 2003, CAE completed the sale of certain assets of its German Cleaning Technologies operations for a cash consideration of €25,000, approximating book value. Subsequent to completing the sale, CAE incurred post disposition costs with respect to the transfer of employees, resulting in a charge recorded in its results of Discontinued Operations for the first quarter of fiscal 2004 of $1.9 million, net of taxes — $1.0 million (2.6 million, net of income taxes — $1.7 million cumulative, for fiscal 2004).

     On July 31, 2003, CAE completed the sale of substantially all the assets of its last remaining Cleaning Technology business, Alpheus Inc. to Cold Jet Inc. of Cincinnati, Ohio. The total consideration, after completion of the closing date audit of assets being sold was US$2.1 million. Of this amount, US$1.5 million has been received and the balance, US$0.6 million is due on the first anniversary from closing, July 31, 2004. In addition, the company is entitled to receive further consideration of US$1.0 million based on the future performance of the combined businesses over the 53 month period from closing. No value has been ascribed in these financial statements to this additional consideration.

FORESTRY SYSTEMS

On May 2, 2003, CAE completed the sale of its remaining Forestry Systems business to Carmanah Design and Manufacturing Inc. for a total cash consideration of $20.3 million ($19.8 million received on closing, $0.5 million received during the second quarter of fiscal 2004). The Company is entitled to receive further consideration based on the performance of the business over the 30 month period following the closing. No value has been ascribed to this additional consideration in these financial statements.

     The company completed the sale of the last of its discontinued operations during fiscal 2004.

Summarized financial information for the discontinued operations is as follows:

(Unaudited)
three months ended June 30 (amounts in millions of Canadian dollars)	2004	2003
Revenue
Cleaning Technologies	$—	$1.7
Forestry Systems	—	2.3

	—	4.0

Net loss from Cleaning Technologies after measurement date, net of tax recovery (2003 — $1.0)		(1.9)

Net loss from discontinued operations	$—	$(1.9)

NOTE 4: CAPITAL STOCK

	three months ended		twelve months ended
(Unaudited)	June 30, 2004		March 31, 2004
(amounts in millions of Canadian dollars,	Number	Stated	Number	Stated
except number of shares)	of shares	Value	of shares	Value
Balance at beginning of period	246,649,180	$367.5	219,661,178	$190.5
Shares issued (a)	—	—	26,600,000	175.0
Stock options exercised	70,025	0.3	282,000	1.4
Stock dividends	35,309	0.2	106,002	0.6

Balance at end of period	246,754,514	$368.0	246,649,180	$367.5

(a)	On September 30, 2003, the Company issued 26,600,000 common shares at a price of $6.58 per share, for cash proceeds of $175.0 million before share issue costs of $5.1 million (net of income taxes of $2.4 million).

NOTE 5: PENSIONS

The Company has two registered defined benefit plans in Canada (one for employees and one for designated executives) that provide benefits based on length of service and final average earnings.

     Contributions reflect actuarial assumptions concerning future investment returns, salary projections and future service benefits. The actuarial present value of accrued pension benefits has been estimated taking into consideration economic and demographic factors over an extended future period. Significant assumptions used in the calculation are as follows:

	2005	2004
Return on plan assets	6.5%	6.5%
Discount rate for pension benefit obligations	6.5%	6.5%
Compensation rate increases	2.75% to 5.25%	2.75% to 5.25%

Plan assets are represented primarily by Canadian and foreign equities and government and corporate bonds.

     The total benefit cost in the registered plans for the three months period ended June 30 included the following components:

(Unaudited)
three months ended June 30 (amounts in millions of Canadian dollars)	2004	2003
Current service cost	$0.9	$0.9
Interest cost on projected pension obligations	2.3	2.2
Expected return on plan assets	(1.9)	(1.7)
Amortization of net actuarial loss	0.3	0.5
Amortization of past service costs	0.1	0.1

Net pension expense	$1.7	$2.0

The actual employer’s contribution relative to the registered pension plans for the current fiscal year is not significantly different from amounts previously disclosed in the annual report as of March 31, 2004, ($6.4 million annually).

     In addition, the Company maintains a supplemental arrangement to provide defined benefits for designated executives. This supplemental arrangement is solely the obligation of the Company and there is no requirement to fund. The Company, however, is obligated to pay the benefits when they become due. Once the designated executive retires from the Company, the Company is required to secure the obligation for that executive. As at June 30, 2004 the Company has issued letter of credits totaling $11.9 million to secure the obligations under the Supplementary Plan.

     The net pension expense of the supplemental arrangement for the period ending June 30, 2004 was $0.4 million (2003 — $0.4 million). The net pension expense is made up of $0.2 million of current service cost (2003 — $0.2 million) and $0.2 million of interest cost on projected obligations (2003 — $0.2 million). The pension benefits paid and expected to be paid by the Company are not significantly different from benefits previously disclosed in the Annual Report for fiscal year 2004, i.e. $0.8 million annually.

NOTE 6: SUPPLEMENTARY INFORMATION

Cash provided by (used in) non-cash working capital:

(Unaudited)
three months ended June 30 (amounts in millions of Canadian dollars)	2004	2003
Accounts receivable	$(9.9)	$23.2
Inventories	2.6	(28.1)
Prepaid expenses	4.7	2.0
Income taxes recoverable	(6.5)	0.9
Accounts payable and accrued liabilities	(20.7)	(76.3)
Deposits on contracts	1.2	2.9

Increase in non-cash working capital	$(28.6)	$(75.4)

Interest paid	$10.0	$14.6

Income taxes paid	5.3	2.9

Foreign exchange loss (gain)	$0.1	$(6.7)

NOTE 7: RESTRUCTURING COSTS

On June 4, 2004, the Company announced a restructuring plan in Europe, in order to centralize a number of functions in its three Civil training centres; CAE Center Maastricht BV, CAE Center Amsterdam BV and CAE Center Brussels NV. A restructuring charge of $1.8 million, mainly for severances and other costs, was recorded in first quarter results of fiscal year 2005 and included under the accounts payable and accrued liabilities line. As at June 30, 2004, the liability remains at $1.8 million and is expected to be paid by the end of the third quarter of fiscal 2005, at which time the restructuring plan will be completed.

     On April 5, 2004, the Company announced employee layoffs of which, 85% were based in Montreal. A restructuring charge of $8.2 million, related to these employees. Severance and other costs had been recorded in the results of the fourth quarter of fiscal year 2004.

     During the first quarter of fiscal 2005, an amount of $7.6 million was paid to the employees, leaving a balance as at June 30, 2004, $0.6 million.

NOTE 8: OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

The Company’s significant operating segments include:

(i)	Civil Simulation and Training — a world-leading supplier of civil flight simulators and visual systems, and a provider of business and civil aviation training.

(ii)	Military Simulation and Training — a premier supplier of military flight and land-based simulators, visual and training systems.

(iii)	Marine Controls — a world leader in the supply of automation and control systems for the naval and commercial markets. The business also provides naval training systems and designs and manufactures power plant training simulators and systems.

     Each operating segment is led by a senior executive, offers different products and uses different technology and marketing strategies. The Company evaluates performance based on earnings before interest, income taxes and discontinued operations and uses capital employed to assess resources allocated to each segment. Capital employed includes accounts receivable, inventories, prepaid expenses, property, plant and equipment, goodwill, intangible assets and other assets less accounts payable and accrued liabilities, deposits on contracts and deferred gains and other long-term liabilities.

     Financial information on the Company’s operating segments is shown in the following table:

OPERATING SEGMENTS

(Unaudited)	as at	as at
(amounts in millions of Canadian dollars)	June 30, 2004	March 31, 2004
Capital employed
Civil Simulation and Training	$1,124.9	$1,041.8
Military Simulation and Training	325.1	301.8
Marine Controls	163.7	160.0
Other	(11.5)	(23.5)

Total capital employed	$1,602.2	$1,480.1
Cash and cash equivalents	40.6	61.9
Restricted cash	4.5	7.0
Income taxes recoverable	78.6	52.0
Accounts payable and accrued liabilities	331.9	350.0
Deposits on contracts	92.4	91.1
Future income taxes — short-term	2.1	1.8
Future income taxes — long-term	92.4	93.8
Deferred gains and other long-term liabilities	173.5	155.6

Total assets	$2,418.2	$2,293.3

Total assets by segment
Civil Simulation and Training	$1,423.8	$1,327.3
Military Simulation and Training	526.0	503.6
Marine Controls	215.1	219.4
Other	253.3	243.0

	$2,418.2	$2,293.3

OPERATING SEGMENTS (CONTINUED)

(Unaudited)
three months ended June 30 (amounts in millions of Canadian dollars)	2004	2003
Capital expenditures
Civil Simulation and Training	$40.1	$25.2
Military Simulation and Training	1.3	(1.2)
Marine Controls	1.1	1.2

	$42.5	$25.2

Amortization of property, plant and equipment
Civil Simulation and Training	$10.2	$10.1
Military Simulation and Training	3.5	3.6
Marine Controls	0.6	0.4
Other	0.1	—

	$14.4	$14.1

Amortization of intangible assets
Civil Simulation and Training	$1.8	$1.8
Military Simulation and Training	—	0.1
Marine Controls	0.4	0.5

	$2.2	$2.4

Amortization of other assets
Civil Simulation and Training	$1.3	$1.7
Military Simulation and Training	0.5	—
Other	0.4	—

	$2.2	$1.7

Additions and adjustments to goodwill
Civil Simulation and Training	$3.6	$(13.4)
Military Simulation and Training	1.7	(7.1)
Marine Controls	0.5	(3.4)
Other	—	(1.5)

	$5.8	$(25.4)

Additions and adjustments to intangible assets
Civil Simulation and Training	$9.5	$(8.1)
Military Simulation and Training	—	(0.2)
Marine Controls	0.3	(2.3)

	$9.8	$(10.6)

Revenue from external customers based on their location
Canada	$27.5	$29.7
United States	106.3	70.1
United Kingdom	25.6	30.3
Germany	26.3	21.7
Other European countries	37.1	43.7
Other countries	39.8	47.4

	$262.6	$242.9

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